

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2019

Saundra Pelletier
President and Chief Executive Officer
Evofem Biosciences, Inc.
12400 High Bluff Drive, Suite 600
San Diego, CA 92130

Re: Evofem Biosciences, Inc.
Registration Statement on Form S-3
Filed June 24, 2019
File No. 333-232303

Dear Ms. Pelletier:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Melanie Levy, Esq.